SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)
(Amendment No. 15)*

Reinsurance Group of America, Incorporated
(Name of Issuer)
Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
759351406
(CUSIP Number)

Gwenn L. Carr
MetLife, Inc.
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, New York 11101
(212) 578-2211

September 12, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	759351406	Page	2	of	11

1	NAMES OF REPORTING PERSONS MetLife, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

3,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%*

14	TYPE OF REPORTING PERSON

HC
*	This percentage assumes 33,079,531 shares of RGA class A common stock outstanding, which figure is based upon 62,323,070 RGA Shares issued and outstanding as of July 31, 2008, as reported in RGA’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. In the Recapitalization, as described in Item 4 of this Schedule 13D Statement, each RGA Share was reclassified as one share of RGA class A common stock. Immediately thereafter, General American Life Insurance Company exchanged 29,243,539 shares of its RGA class A common stock with RGA for 29,243,539 shares of RGA class B common stock, and such exchanged RGA class A common stock ceased to be outstanding.

CUSIP No.	759351406	Page	3	of	11

1	NAMES OF REPORTING PERSONS Metropolitan Life Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

3,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%*

14	TYPE OF REPORTING PERSON (See Instructions)

IC
*	This percentage assumes 33,079,531 shares of RGA class A common stock outstanding, which figure is based upon 62,323,070 RGA Shares issued and outstanding as of July 31, 2008, as reported in RGA’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. In the Recapitalization, as described in Item 4 of this Schedule 13D Statement, each RGA Share was reclassified as one share of RGA class A common stock. Immediately thereafter, General American Life Insurance Company exchanged 29,243,539 shares of its RGA class A common stock with RGA for 29,243,539 shares of RGA class B common stock, and such exchanged RGA class A common stock ceased to be outstanding.

CUSIP No.	759351406	Page	4	of	11

1	NAMES OF REPORTING PERSONS GenAmerica Financial, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Missouri

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

3,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%*

14	TYPE OF REPORTING PERSON (See Instructions)

HC, CO
*	This percentage assumes 33,079,531 shares of RGA class A common stock outstanding, which figure is based upon 62,323,070 RGA Shares issued and outstanding as of July 31, 2008, as reported in RGA’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. In the Recapitalization, as described in Item 4 of this Schedule 13D Statement, each RGA Share was reclassified as one share of RGA class A common stock. Immediately thereafter, General American Life Insurance Company exchanged 29,243,539 shares of its RGA class A common stock with RGA for 29,243,539 shares of RGA class B common stock, and such exchanged RGA class A common stock ceased to be outstanding.

CUSIP No.	759351406	Page	5	of	11

1	NAMES OF REPORTING PERSONS General American Life Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Missouri

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

3,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%*

14	TYPE OF REPORTING PERSON (See Instructions)

IC
*	This percentage assumes 33,079,531 shares of RGA class A common stock outstanding, which figure is based upon 62,323,070 RGA Shares issued and outstanding as of July 31, 2008, as reported in RGA’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. In the Recapitalization, as described in Item 4 of this Schedule 13D Statement, each RGA Share was reclassified as one share of RGA class A common stock. Immediately thereafter, General American Life Insurance Company exchanged 29,243,539 shares of its RGA class A common stock with RGA for 29,243,539 shares of RGA class B common stock, and such exchanged RGA class A common stock ceased to be outstanding.

     This Amendment amends and supplements the Statement on Schedule 13D, as amended (the “Schedule 13D Statement”), relating to the shares of common stock, par value $0.01 per share, of Reinsurance Group of America, Incorporated (“RGA” or the “Issuer”) previously filed by (i) MetLife, Inc. (“MLINC”), (ii) Metropolitan Life Insurance Company, a wholly owned subsidiary of MLINC (“MetLife”), (iii) GenAmerica Financial, LLC, a wholly owned subsidiary of MetLife (“GenAm Financial”) and (iv) General American Life Insurance Company, a wholly owned subsidiary of GenAm Financial (“GenAm Life” and collectively with MLINC, MetLife and GenAm Financial, the “Filing Parties”). This Amendment is being filed to update the Schedule 13D Statement in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D Statement.
ITEM 1. SECURITY AND ISSUER.
     Item 1 is hereby amended and restated as follows:
     “This Schedule 13D Statement relates to the class A common stock, par value $0.01 per share, and related Series A-1 preferred stock purchase rights (collectively, the “RGA class A common stock”), of RGA. This class of equity securities was created in connection with the Recapitalization described in Item 4 of the Schedule 13D Statement, which Recapitalization was completed on September 12, 2008. The Schedule 13D Statement originally filed by the Filing Parties related to the shares of common stock, par value $0.01 per share (“RGA Shares”), of RGA that were issued and outstanding prior to the completion of the Recapitalization. The principal executive offices of the Issuer are located at 1370 Timberlake Manor Parkway, Chesterfield, Missouri 63017.”
ITEM 4. PURPOSE OF TRANSACTION.
     Item 4 is hereby amended by deleting the headings and the information under “Additional Information and Where to Find It” and “Participants in the Solicitation” and replacing it with the following:
     “The Recapitalization and the Split-Off were completed on September 12, 2008. In the Recapitalization, each outstanding RGA Share, including the 32,243,539 RGA Shares beneficially owned by the Filing Parties, was reclassified as one share of RGA class A common stock. Immediately thereafter, GenAm Life exchanged 29,243,539 shares of its RGA class A common stock — which represented all of the RGA class A common stock beneficially owned by the Filing Parties other than 3,000,000 shares of RGA class A common stock — with RGA for 29,243,539 shares of class B common stock, par value $0.01 per share, and related Series B preferred stock purchase rights (“RGA class B common stock”), of RGA. Immediately thereafter, GenAm Life distributed all of the 29,243,539 shares of RGA class B common stock to GenAm Financial, which in turn distributed all of such shares to MetLife, which in turn distributed all of such shares to MLINC, which in turn distributed all of its shares to MLINC stockholders pursuant to the Split-Off. Following the Recapitalization and Split-Off, the Filing Parties beneficially own 3,000,000 shares of RGA class A common stock and do not own any shares of RGA class B common stock.

     Pursuant to the Recapitalization and Distribution Agreement between MLINC and RGA dated June 1, 2008, MLINC agreed that, until the 60th day following the completion of the Split-Off, it would not (and would not authorize, permit or direct its subsidiaries to) sell, exchange, pledge or otherwise transfer or dispose of its 3,000,000 shares of RGA class A common stock, including in any transaction that involves the offer or sale of common equity securities, equity-linked securities (including convertible securities) or equity forward sale agreements, relating to the capital stock of RGA. MLINC also agreed that, following the expiration of this 60-day lock-up period, it would (and would cause its applicable subsidiaries to) sell, exchange or otherwise dispose of the 3,000,000 shares of RGA class A common stock (either in the market, to a third party in a sale that would not violate RGA’s amended and restated articles of incorporation, or to RGA), which sale will occur within 60 months of the completion of the Recapitalization.”
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     Item 5 is hereby amended by replacing the first sentence of the first paragraph of Item 5(a) and (b) with the following:
     “(a) and (b). As of September 12, 2008, each of the Filing Parties beneficially owned 3,000,000 shares of RGA class A common stock, which represents approximately 9.1% of the outstanding RGA class A common stock and approximately 4.8% of the outstanding RGA class A common stock and RGA class B common stock, taken together. The other information contained in Item 4 of this Schedule 13D Statement is incorporated herein by reference.”
     Item 5 is hereby further amended by replacing the last paragraph of Item 5(a) and (b) with the following:
     “The percentage amounts set forth in this Item 5 assume that 33,079,531 shares of RGA class A common stock are outstanding, which figure is based upon 62,323,070 RGA Shares issued and outstanding as of July 31, 2008, as reported in RGA’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. As described in Item 4 of this Schedule 13D Statement, in the Recapitalization, each RGA Share was reclassified as one share of RGA class A common stock. Immediately thereafter, GenAm Life exchanged 29,243,539 shares of its RGA class A common stock with RGA for 29,243,539 shares of RGA class B common stock, and such exchanged RGA class A common stock ceased to be outstanding.”

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.
     Item 6 is hereby amended by adding the following after the last paragraph:
     “The information set forth in Item 4 of this Schedule 13D Statement is incorporated herein by reference. Copies of the press releases announcing the final results of the exchange offer for the Split-Off are attached hereto as Exhibits 24 and 25, which are incorporated herein by reference.”

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
     Item 7 is hereby amended and restated in its entirety as follows:

Exhibit	Description of Exhibits
1	Directors and Executive Officers of the Filing Parties

2	Stock Purchase Agreement, dated as of November 23, 1999, by and between RGA and MetLife (Incorporated by reference to Exhibit 1 to the Filing Parties’ Schedule 13D Statement filed December 3, 1999 (the “Schedule 13D”))

3	Stock Purchase Agreement, dated as of August 26, 1999, by and between General American Mutual Holding Company and MetLife (the “General American Agreement”) (Incorporated by reference to Exhibit 2 to the Schedule 13D)

4	Amendment to General American Agreement, dated as of September 16, 1999, by and between General American Mutual Holding Company and MetLife (Incorporated by reference to Exhibit 2A to Amendment No. 1 to the Schedule 13D filed January 14, 2000 (“Amendment No. 1”))

5	Second Amendment to General American Agreement, dated as of January 6, 2000, by and between General American Mutual Holding Company and MetLife (Incorporated by reference to Exhibit 2B to Amendment No. 1)

6	Commercial Paper Dealer Agreement, dated as of November 24, 1999, between MetLife Funding, Inc. and Deutsche Bank Securities Inc. (Incorporated by reference to Exhibit 5 to Amendment No. 1)

7	Commercial Paper Dealer Agreement, dated as of September 24, 1999, between MetLife Funding, Inc. and Chase Securities Inc. (Incorporated by reference to Exhibit 6 to Amendment No. 1)

8	Section 3(a)(3) Commercial Paper Agreement dated May 13, 1996 between MetLife Funding, Inc. and CS First Boston Corporation (Incorporated by reference to Exhibit 7 to Amendment No. 1)

9	Agreement Required for Joint Filing under Rule 13d-1(k)(1)

10	Registration Rights Agreement, dated as of November 24, 2003, by and among MLINC, MetLife, GenAm Life and Equity Intermediary Company (“EIM”) and RGA (Incorporated by reference to Exhibit 10 to Amendment No. 8 to the Schedule 13D filed November 26, 2003)

11	Sale Agreement dated as of December 11, 2003 by and between MLINC and EIM (Incorporated by reference to Exhibit 11 to Amendment No. 10 to the Schedule 13D filed December 18, 2003 (“Amendment No. 10”))

Exhibit	Description of Exhibits
12	Amendment of Articles of Incorporation and Certificate of Designation of Series A Cumulative Preferred Stock of EIM (Incorporated by reference to Exhibit 12 to Amendment No. 10)

13	Agreement and Plan of Complete Liquidation, dated as of December 14, 2004, between GenAm Life and EIM (Incorporated by reference to Exhibit 13 to Amendment No. 11 to the Schedule 13D filed February 11, 2005 (“Amendment No. 11”))

14	Agreement and Plan of Merger, dated as of December 22, 2004, by and between GenAm Financial and GenAmerica Financial Corporation (Incorporated by reference to Exhibit 14 to Amendment No. 11)

15	RGA Flexible Stock Plan, as amended and restated effective July 1, 1998 (Incorporated by reference to Exhibit 10.12 to RGA’s Annual Report on Form 10-K for the year ended December 31, 2003 (the “2003 RGA 10-K”))

16	Amendment, effective as of May 24, 2000 to the RGA Flexible Stock Plan, as amended and restated July 1, 1998 (Incorporated by reference to Exhibit 10.13 to the 2003 RGA 10-K)

17	Second Amendment, effective as of May 28, 2003 to the RGA Flexible Stock Plan, as amended and restated July 1, 1998 (Incorporated by reference to Exhibit 10.14 to the 2003 RGA 10-K)

18	Third Amendment, effective as of May 26, 2004 to the RGA Flexible Stock Plan, as amended and restated July 1, 1998 (Incorporated by reference to Exhibit 10.1 to RGA’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

19	Restricted Stock Award to A. Greig Woodring dated January 28, 1998 (Incorporated by reference to Exhibit 10.27 to RGA’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998)

20	Form of RGA Flexible Stock Plan Non-Qualified Stock Option Agreement (Incorporated by reference to Exhibit 10.1 to RGA’s Current Report on Form 8-K dated September 10, 2004 (the “RGA 8-K”))

21	Form of RGA Flexible Stock Plan Performance Contingent Restricted Stock Agreement (Incorporated by reference to Exhibit 10.2 to the RGA 8-K)

22	Recapitalization and Distribution Agreement, dated as of June 1, 2008, by and between MLINC and RGA (the schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K) (Incorporated by reference to Exhibit 99.3 to Amendment No. 14 to the Schedule 13D filed June 2, 2008 (“Amendment No. 14”))

Exhibit	Description of Exhibits
23	Joint Press Release of MLINC and RGA, dated June 2, 2008, Announcing that MetLife will Divest its Stake in Reinsurance Group of America, Incorporated Through a Tax-Free Split-Off to MetLife Stockholders (Incorporated by reference to Exhibit 99.4 to Amendment No. 14)

24	Press Release, dated September 17, 2008, Announcing Final Results of the Exchange Offer for the Split-Off of Reinsurance Group of America, Incorporated (Incorporated by reference to MLINC’s Form 8-K filed with the SEC on September 17, 2008)

25	Press Release, dated September 17, 2008, Providing Updated Final Results of the Exchange Offer for the Split-Off of Reinsurance Group of America, Incorporated (Incorporated by reference to MLINC’s Form 8-K filed with the SEC on September 17, 2008)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 17, 2008

METLIFE, INC.
By:	/s/ Joseph J. Prochasha, Jr.
	Name:	Joseph J. Prochaska, Jr.
	Title:	Executive Vice President and Chief Accounting Officer

METROPOLITAN LIFE INSURANCE COMPANY
By:	/s/ Joseph J. Prochasha, Jr.
	Name:	Joseph J. Prochaska, Jr.
	Title:	Executive Vice President and Chief Accounting Officer

GENAMERICA FINANCIAL, LLC By: Metropolitan Life Insurance Company, its Manager
By:	/s/ Joseph J. Prochasha, Jr.
	Name:	Joseph J. Prochaska, Jr.
	Title:	Executive Vice President and Chief Accounting Officer

GENERAL AMERICAN LIFE INSURANCE COMPANY
By:	/s/ Joseph J. Prochasha, Jr.
	Name:	Joseph J. Prochaska, Jr.
	Title:	Executive Vice President and Chief Accounting Officer